[redacted]

11015779

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 22 2011
BRANCH OF REGISTRATIONS AND EXAMINATIONS
12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response...	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68320

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MAINFIRST SECURITIES US INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Speicherstrasse 57
(No. and Street)

Frankfurt am Main, Germany	Hesse	60327
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bjoern Kirchner +49 69 78808 222
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WEISERMAZARS LLP
(Name – *if individual, state last, first, middle name*)

135 West 50th street	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

We Christian Schmuck and Bjoern Kirchner, swear (or affirm) that, to the best of our knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MainFirst Securities US, Inc. , as of December 31, 2010, are true and correct. We further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exception

VERONIQ[illegible]
Notary Pu[illegible]
No. 0[illegible]
Qualified in N[illegible] York Co[illegible]
Commission Expires March 11, 2014

Notary Public

Signature

Title

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Register No. 64 for the year 2011

I hereby certify that the foregoing signature of Mr. Björn Kirchner, personally known to me and with business address at Speicherstraße 57, D-60327 Frankfurt am Main, has been personally signed by him before me.

The Notary advised the person appearing on the meaning of § 3 (1) No. 7 of the Notarization Act (Beurkundungsgesetz) and the person appearing denied any earlier involvement (Vorbefassung) within the meaning of that provision.

Frankfurt am Main, 7 February 2011

Dr. Gerhard Limberger
Notary

PRÄSIDENT DES LANDGERICHTS FRANKFURT AM MAIN

APOSTILLE

(Convention de la Haye du 5 octobre 1961)

1. Land: Bundesrepublik Deutschland
   Diese öffentliche Urkunde
2. ist unterschrieben von Dr. Gerhard Limberger
3. in seiner Eigenschaft als amtlich bestellter Notar
4. sie ist versehen mit dem Siegel/Stempel des(der) Notars

Bestätigt

5. in Frankfurt/Main **6. am 08.02.11**
7. durch den Herrn Präsidenten des Landgerichts
8. unter Nr. 91 Ea A 1125
9. Siegel/Stempel **10. Unterschrift**

i.V. Simon

Main*First* Securities US Inc.
(A Wholly-Owned Subsidiary of Main*First* Holding AG)
Statement of Financial Condition
December 31, 2010

Assets		
Cash and cash equivalents	$	2,325,364
Furniture, equipment and leasehold improvements (net of accumulated depreciation and amortization of $13,241)		137,496
Restricted cash		37,290
Other assets		61,282
Total assets	$	2,561,432
Liabilities and Stockholder's Equity		
Liabilities		
Accrued expenses and other liabilities	$	678,812
Accrued discretionary bonuses		396,000
Total liabilities		1,074,812
Stockholder's equity		
Common stock, no par value; 200 shares authorized, issued and outstanding		-
Additional paid-in capital		2,200,000
Accumulated deficit		(713,380)
Total stockholder's equity		1,486,620
Total liabilities and stockholder's equity	$	2,561,432

The accompanying notes are an integral part of this financial statement.

1. Organization

Main*First* Securities US Inc. ("the Company") is a wholly-owned subsidiary of Main*First* Holding AG. Main*First* Holding AG is wholly-owned by its partners and employees. The Company was organized on May 15, 2009 under the laws of the State of New York. On March 26, 2010, the Company became a member of the Financial Industry Regulatory Authority. The Company is a registered broker-dealer and is subject to regulation by the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

The Company generates commission by acting as a broker-dealer effecting equity sales of foreign securities and providing related brokerage services to institutional clients in the United States. Such equity sales and related services are initiated as a result of the distribution of research reports on European equity securities by a foreign affiliate Main*First* Bank AG, Frankfurt am Main. The Company does not act as a market maker, nor does it engage in proprietary trading.

All foreign equity trades will be cleared and settled on a delivery versus payment ("DVP") basis. Accordingly, neither the Company nor its execution partner, Main*First* Bank AG, carry customer accounts or receive, deliver, or hold cash or securities in connection with such transactions. Main*First* Bank AG acts as counterparty on all client trades and enters into offsetting trades with market counterparties (on European markets, central counterparties or other brokers).

For purposes of the Net Capital Rules, the Company is regarded as the clearing firm as Main*First* Bank AG is not a US registered firm and accordingly, the Company will have a minimum net capital under SEC Rule 15c3-1 of the greater of $250,000 or 12.5% of aggregate indebtedness (equals 8 to 1 aggregate indebtedness to net capital).

2. Summary of Significant Accounting Policies

Revenue Recognition

Commission earned on securities transactions and related expenses are recorded on a trade date basis. Revenue from research services is recognized when realizable and services have been performed.

Cash and Cash Equivalents

The Company considers such investments with original maturities of three months or less, when acquired, to be cash equivalents.

The Company maintains all of its cash balances with one financial institution, which are not insured by the Federal Deposit Insurance Corporation.

An amount of $37,290 is subject to a withdrawal restriction.

Furniture, Equipment and Leasehold Improvements
Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally three years for computer and telecommunication equipment, and eight years for furniture and fixtures. Leasehold improvements are amortized over the shorter of asset life or lease term.

Income Taxes
The Company utilizes the asset and liability method to calculate deferred tax assets and liabilities. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing tax laws and rates expected to be in effect at the time of reversal. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. Valuation allowances are recognized if, based on the weight of available evidence, it is more likely than not that some portion of deferred tax assets will not be realized.

The Company has adopted the authoritative guidance under ASC No. 740 "Income Taxes" relating to accounting for uncertainty in income taxes. This standard prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken by the Company. As of December 31, 2010, the Company determined that it had no uncertain tax positions which affected its financial position and its results of operations or its cash flows, and will continue to evaluate for uncertain tax positions in the future. The Company is subject to U.S. federal, state and local, and non-U.S. income tax examinations by tax authorities for years ended December 31, 2010 and 2009.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

3. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements at December 31, 2010 are as follows:

Furniture	$	52,966
Computer equipment		33,529
Telephone equipment		55,569
Leasehold improvements		8,673
Total	$	150,737
Less: Accumulated depreciation		13,241
	$	137,496

4. Income Tax

The major sources of temporary differences and their deferred income tax effects as of December 31, 2010 are as follows:

Deferred tax assets / (liabilities)		
Furniture and equipments	$	(28,188)
Net operating losses		300,987
Others		90,721
		363,520
Less: Valuation allowance		(363,520)
Net deferred tax assets	$	-

As of December 31, 2010, the Company has available approximately $606,000 of unused operating loss carry-forwards expiring through 2030 that may be applied against future taxable income.

At December 31, 2010, management of the Company believes that it is more-likely-than-not that the Company will not generate a sufficient level of taxable income within the foreseeable future to utilize the deferred tax assets. Accordingly, a valuation allowance has been recorded to cover the entire deferred tax assets balance at December 31, 2010. The valuation allowance has increased from 2009 by $316,800.

5. Retirement Plan

The Company has a 401(k) profit sharing plan that covers all full-time employees who have attained the age of 21 and who have completed 30 days of service as defined in the plan. Contributions to the plan are determined annually by the Board of Directors. Eligible employees are immediately vested. For the year ended December 31, 2010, the amount of the Company's contribution was $2,217.

6. Commitments and Contingencies

The Company has entered into a lease effective May 2, 2010 for office space, which expires on July 31, 2012. Rent expenses were $49,209 for the year ended December 31, 2010 and are included in occupancy expenses in the statement of operations. In connection with the lease agreement, the Company is required to maintain a $33,900 letter of credit in the event of default. There are no amounts outstanding under the letter of credit.

Future minimum annual lease payments under the non-cancellable lease are as follows:

Year Ending December 31,		Minimum Rent
2011	$	103,014
2012		60,858
Total	$	163,872

7. Concentrations

Credit Risk
All foreign equity trades will be cleared and settled on a DVP basis. Accordingly, neither the Company nor its Execution and Clearing partner, Main*First* Bank AG, carry customer accounts or receive, deliver, or hold cash or securities in connection with such transactions. Main*First* Bank AG acts as counterparty on all client trades and enters into offsetting trades with market counterparties (on European markets, usually central counterparties). In the event that customers of the Company fail to perform their obligations with respect to the trade, such obligations under the SEC financial responsibility rules are the responsibility of the Company.

Client Concentration
Five clients in the aggregate accounted for 53.4% of the commission income earned for the year ended December 31, 2010.

8. Related Party Transactions

In November 2009, the Company entered into a Service Level Agreement and into an Expense Sharing Agreement with Main*First* Bank AG. Under the agreements, the Company receives a commission allocation from Main*First* Bank AG consisting of introducing brokerage fees and other income and is allocated expenses for research, sales, execution and administrative services.

For the year ended December 31, 2010, the total amount of the Company's allocated portion of these revenues was $1,182,083 and the allocated portion of expenses was $449,392.

As of December 31, 2010, there is no commission income due from Main*First* Bank AG included in receivables from affiliates. Accrued liabilities from allocated expenses due to Main*First* Bank AG and Main*First* Holding AG amount to $543,427 and $95,576, respectively, and are included in accrued expenses and other liabilities in the statement of financial condition.

The Company does not grant loans to any officer or employee of the Company. Therefore, at December 31, 2010, there were no receivables due from employees.

9. Net Capital Requirements

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Commission ("the Rule"), as amended, which requires a broker-dealer to have, at all times, sufficient liquid assets to cover current indebtedness. In accordance with the Rule, the broker-dealer is required to maintain defined minimum net capital of the greater of $250,000 or 1/8 of aggregate indebtedness during the first year of registration. After the first year of registration, the ratio may not exceed 15 to 1.

At December 31, 2010, the Company had net capital, as defined, of $1,626,552 which was $1,376,552 in excess of its required net capital of $250,000. At December 31, 2010, the Company had aggregate indebtedness of $678,812. The ratio of aggregate indebtedness to net capital was 0.42 to 1.

10. Fair Value of Financial Instruments

Accounting principles generally accepted in the United States of America require disclosure of fair value information about financial instruments, for which it is practicable to estimate the value, whether or not recognized on the statement of financial condition. As a registered broker-dealer, securities owned, if any, are already recorded at fair value.

The recorded value of all other financial assets and liabilities is considered to approximate fair value, due to the short-term nature of the financial instruments and revaluation policies followed by the Company.

11. Subsequent Events

The Company has evaluated events occurring between the year ended December 31, 2010 and February 18, 2011, the date the financial statements were available for issuance.

* * * * * * * * * * * * * * * * * * * *

The Company's Statement of Financial Condition as of December 31, 2010 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

* * * * * * * * * * * * * * * * * * * *

Independent Auditors' Report

To the Member
Main*First* Securities US Inc.

We have audited the accompanying statement of financial condition of Main*First* Securities US Inc. (a wholly-owned Subsidiary of Main*First* Holding AG) (the "Company") as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Main*First* Securities US Inc. as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Weiser Mazars LLP

New York, N.Y.
February 18, 2011